February 2, 2016

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Steadfast Apartment REIT III, Inc.
Request for Acceleration
File No. 333-207952

Ladies and Gentlemen:
On behalf of Steadfast Apartment REIT III, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-207952) under the Act to immediate effectiveness on February 5, 2016 at 3:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.
If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky
cc:    Ana Marie del Rio, Esq.

February 2, 2016

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Steadfast Apartment REIT III, Inc.
Request for Acceleration
File No. 333-207952

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Steadfast Apartment REIT III, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-207952) (the “Registration Statement”) under the Act to immediate effectiveness on February 5, 2016 at 3:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call me at (949) 852-0700.

Sincerely,

Steadfast Apartment REIT III, Inc.

/s/ Rodney F. Emery
Rodney F. Emery
Chief Executive Officer

cc:    Heath D. Linsky, Esq.